EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator

The Bon-Ton Stores, Inc. Retirement Contribution Plan:

We consent to the incorporation by reference in the registration statements (no. 33-43105, 333-36725, 333-65120, 333-169063 and 333-178338) on Form S-8 of The Bon-Ton Stores, Inc. of our report dated June 24, 2014 with respect to the statements of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 which report appears in the December 31, 2013 annual report on Form 11-K of The Bon-Ton Stores, Inc. Retirement Contribution Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 24, 2014